January 19, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Patrick Fullem
Jennifer Angelini

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1
Filed January 12, 2024
File No. 333-275955

Dear Sirs and Madams:

On behalf of Blue Star Foods Corp., a Delaware corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated January 2, 2016, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on January 12, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1 filed January 12, 2024

General

1.	We note you revised disclosure on the cover page indicating that each selling stockholder “is or may be” deemed to be an underwriter. Please revise to clearly state that ClearThink Capital Partners, LLC is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Please revise the Plan of Distribution section accordingly.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on the cover page and within the Plan of Distribution section.

11620 Wilshire Blvd, Suite 900, Los Angeles, CA 90025

500 Fifth Avenue, Suite 938, New York, NY 10110

NYC Office: 646.861.7891

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 19, 2024

Director Compensation, page 67

2.	Despite your response appear to prior comment 5, it does not appear that director compensation has been updated to reflect the year ended December 31, 2023. Accordingly, we reissue our comment.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Exhibits

3.	Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

THE CRONE LAW GROUP P.C.

By:	/s/ Joseph Laxague
Joseph Laxague, Esq.

cc:	John Keeler